

July 11, 2014

Via E-mail
Robin G. Lane
President and Chief Executive Officer
5130 S. Fort Apache Road, #215-219
Las Vegas, NV 89148

> **Re:** **Right Lane Acquisition I, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 8, 2014**
> **File No. 333-194109**

Dear Ms. Lane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 1 in our letter dated May 27, 2014. However, we note that your disclosure on page 1 of your prospectus still refers to underwriting commissions, underwriting expenses and dealer allowances. As previously requested, please delete these references.

Financial Statements, page 30

General

2. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing. In this regard, your financial statements as of February 7, 2014 were required to be updated on June 24, 2014.

Notes to Financial Statements, page F-5

Note 5 – Subsequent Events, page F-7

3. Please tell us how you revised your document to address comment 14 from our letter dated May 27, 2014. As previously noted, since this footnote addresses subsequent events through the date of this filing, this footnote appears to be unaudited. If this is the case, please revise the title of this footnote to clearly indicate it is unaudited. If this footnote is audited, please have your auditors dual date their audit opinion to indicate that this footnote has been audited through the date of this filing.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

    Sincerely,

    /s/ Dietrich A. King for

    Mara L. Ransom
    Assistant Director

cc: Harold Gewerter, Esq.